SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                   FORM 11-K




                               REPORT PURSUANT TO
                        SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 (FEE REQUIRED)

                 For the Calendar Year Ended December 31, 2000



                                TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                            (full title of program)


                             RADIOSHACK CORPORATION
                       100 Throckmorton Street, Suite 1800
                            Fort Worth, Texas 76102


          (Name of issuer and address of principal executive offices)

               Index to Exhibits is on sequential page number 13

                                TANDY EMPLOYEES

                           SUPPLEMENTAL STOCK PROGRAM


                                FORT WORTH, TEXAS


























                              REPORT OF EXAMINATION

                                DECEMBER 31, 2000











                                                                             -2-


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                                                                 C O N T E N T S




                                                                            Page


       CERTIFIED PUBLIC ACCOUNTANT'S REPORT . . . . . .     4

       STATEMENT OF FINANCIAL CONDITION . . . . . . . .     5

       STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY .     6

       NOTES TO FINANCIAL STATEMENTS  . . . . . . . . .  7-10

       ADDITIONAL INFORMATION . . . . . . . . . . . . .    11

       SIGNATURE PAGE . . . . . . . . . . . . . . . . .    12

       INDEX TO EXHIBITS  . . . . . . . . . . . . . . .    13

       EXHIBIT 23 - CONSENT OF INDEPENDENT ACCOUNTANT .    14





















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                                                          CURTIS B MORRISON, CPA
                                                        5819 Chimney Wood Circle
                                                         Fort Worth, Texas 76112
                                                                   (817)429-3878


The Administrative Committee and Participants of
Tandy Employees Supplemental Stock Program
Fort Worth, Texas

                                             Independent Auditors Report

I have audited the accompanying statement of financial condition of the Tandy Employees Supplemental Stock Program as of December 31, 2000 and 1999, and the related statement of income and changes in plan equity for the years ended December 31, 2000, 1999, and 1998. These financial statements are the responsibility of the Program's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform my audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Tandy Employees Supplemental Stock Program as of December 31, 2000 and 1999, and results of its operations for the years ended December 31, 2000, 1999 and 1998 in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                             CURTIS B. MORRISON, CPA
Fort Worth, Texas
April 25, 2001
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                                TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                               FORT WORTH, TEXAS

                        STATEMENT OF FINANCIAL CONDITION
                           DECEMBER 31, 2000 AND 1999


                                   PLAN ASSETS



                                       2000             1999
                                      ------           ------

Investment in Securities of
Participating Employer (Note B):
   Common Stock                    $37,583,475      $44,191,509

Contributions Receivable                     0                0
                                   -----------      -----------



                         TOTAL     $37,583,475      $44,191,509
                                   -----------      -----------




                           LIABILITIES AND PLAN EQUITY




Liabilities                        $         0     $          0
                                   -----------     ------------

Plan Equity:
  Participants' Interest in Tandy
  Employees Supplemental Stock
  Program                          $37,583,475      $44,191,509
                                   ===========      ===========









The accompanying notes are an integral part of these financial statements.



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                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
              FOR THE YEAR ENDED DECEMBER 31, 2000, 1999 AND 1998


                               2000         1999         1998
                              ------       ------       ------

Investment Income:
  Interest                $          0  $         0   $         0
  Dividend                           0            0             0
                          ------------  -----------   -----------
                          $          0  $         0   $         0
                          ------------  -----------   -----------


Realized Gain (Loss) on
Securities (Note C):      $          0  $         0   $         0
                          ------------  -----------   -----------


Increase (Decrease) in
Unrealized Appreciation
of Investments (Note D)   $<8,778,041>  $19,219,248   $   170,119
                          -----------   -----------   -----------

Contributions (Note A):
Participating Employees   $ 2,364,245   $ 1,585,286   $ 1,271,058
Participating Employer      1,892,781     1,268,383     1,016,846
Other Contributions           183,514       224,922       260,114
                          -----------   -----------   -----------
                          $ 4,440,540   $ 3,078,591   $ 2,548,018
                          -----------   -----------   -----------
Less:
Withdrawals of
Participants' Interests    $ 2,270,533   $ 4,628,244   $ 1,851,071
                          -----------   -----------   -----------

Net Increase (Decrease)
in Plan for the Year
ended 12-31-00/99/98      $<6,608,034>  $17,669,595   $   867,066

Add Plan Equity at
Beginning of Year
1-1/00/99/98               44,191,509    26,521,914    25,654,848
                          -----------   -----------   -----------
Plan Equity at
End of Year
12-31-00/99/98            $37,583,475   $44,191,509   $26,521,914
                          ===========   ===========   ===========



The accompanying notes are an integral part of these financial statements.
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                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                        DECEMBER 31, 2000, 1999 AND 1998

NOTE A - DESCRIPTION OF THE PROGRAM

The following description of the Tandy Employees Supplemental Stock Program (the "Program") provides only general information. Participants should refer to the Program Prospectus for a more complete description of the Program's provisions.

General

The purpose of the Program is to assist the employees of RadioShack Corporation and its participating affiliates and associates (collectively called "Company") in building personal net worth and to encourage ownership in the Company by providing a Program for regular investment in the Company's common stock after an employee has reached a maximum salary deferral contribution limit under the Tandy Fund.

The Program is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA) relating to the protection of employee benefit rights, but is not subject to Title IV, relating to plan termination insurance coverage, and such insurance will not be extended to participants in the Program in the future.

Contributions

Prior to January 1, 1996, through authorized payroll deduction a participant could contribute 5% of his or her gross salary or wages to the Program after reaching a maximum salary deferral contribution limit under the Tandy Employees Deferred Salary and Investment Plan. Effective January 1, 1996 the contribution percentage could vary from 1 to 8% of his or her gross salary or wages after reaching a maximum salary deferral contribution limit under the Tandy Fund.

The Company makes contributions to the Program equal to 80% of the participant's contribution.

Cash dividends are added to the participant's account as Other contributions paid on the shares of common stock credited to a participant's account. These Other contributions are not subject to matching contributions by the Company.

The participant's contributions and the Company matching contri-bution are a part of the employee's current compensation, and, as such, are subject to all applicable federal, state, and local income, federal insurance contributions act and other taxes. The
                                                                             -7-

                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
               FOR THE YEAR ENDED DECEMBER 31,2000, 1999 AND 1998

NOTE A - DESCRIPTION OF THE PROGRAM (continued)

cash dividends allocated to a participant's account are taxable to the participant for the calendar year allocated.

As promptly as practicable after the end of each calendar quarter the participant's contribution, the Company contribution, and any Other contributions are used for the acquisition of the Company's common stock with shares being credited to the participant's account on the basis of the number of shares purchased at a price equal to the average of the closing prices of the Company common stock as reported for the New York Stock Exchange Composite Transactions for each trading day in the calendar month for which the contributions are made.

  The following is a schedule of Employee, Company, and Other contributions:
                              2000         1999       1998
                             ------       ------     ------

    Employees              $2,364,245  $1,585,286  $1,271,058
                           ----------  ----------  ----------

    Company                $1,892,781  $1,268,383  $1,016,846
                           ----------  ----------  ----------

    Other                  $  183,514  $  224,922  $  260,114
                           ----------  ----------  ----------


Participants' Accounts

Each participant is mailed a quarterly statement showing his or her contributions to date, Company and Other contributions to date, the number of shares purchased and the average share price for shares purchased to date. Each participant is also mailed a copy of the annual report of the Company, any appendix to the prospectus, and the summary annual report.

Vesting

The participants' accounts are fully vested at the end of each calendar quarter.

Payment of Benefits

The distribution of the Company common stock to the participant is not a taxable event. Cash paid in lieu of stock upon withdrawal will, to the extent that it exceeds or is less than

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                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEAR ENDED DECEMBER 31, 2000, 1999 AND 1998


NOTE A - DESCRIPTION OF THE PROGRAM (continued)

the cost basis of the Company common stock, be treated as long or short term capital gain or loss, respectively.

A participant will recognize gain or loss on subsequent dispo-sition of his or her common stock, measured by the difference between the amount realized and the cost basis.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Valuation of Securities

RadioShack Corporation common stock is valued at the closing price according to the New York Stock Exchange Composite Transactions.


                                        SCHEDULE OF INVESTMENTS IN SECURITIES
                                        -------------------------------------
                                               OF PARTICIPATING EMPLOYER


                         NO. OF                      VALUE
                         SHARES        COST         12-31-00
                         ------        ----         --------

 COMMON STOCK
  RadioShack Corporation
    Common Stock         796,787    $14,336,987  $37,583,475
                                    -----------  -----------




Contributions

The contributions are accrued as incurred.


Income Tax Status

The Program is not a qualified plan under Section 401 of the Internal Revenue Code. All items of income and gains and losses are treated as received or incurred directly by the participants for federal income tax purposes.

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


                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEAR ENDED DECEMBER 31, 2000, 1999 AND 1998


NOTE C - REALIZED GAIN ON SECURITIES

  None (No sale of securities was made during the year).


NOTE D - UNREALIZED APPRECIATION

                                2000         1999         1998
                               ------       ------       ------
  Unrealized Appreciation
    (Depreciation)
    12-31-00/99/98         $23,246,488  $32,024,529   $12,805,281
  Unrealized Appreciation
    (Depreciation)
    12-31-00/99/98          32,024,529   12,805,281    12,635,162
                           -----------  -----------   -----------

  Net Increase (Decrease)
    for Year ended
    12-31-00/99/98         $<8,778,041> $19,219,248   $   170,119
                           ===========  ===========   ===========


The unrealized appreciation or depreciation of securities held for investment for financial statement reporting prepared in conformity with generally accepted accounting principles differ from that for income tax reporting.

Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities' market value at the Program's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities' market value at the plan year end and its current value at the beginning of the plan year.

A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.






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                                 TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                                FORT WORTH, TEXAS

                             ADDITIONAL INFORMATION
                          YEAR ENDED DECEMBER 31, 2000


ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       Description of                 Current
Issuer                   Investment        Cost        Value
------                 --------------   ---------    ---------

RadioShack Corporation  Common Stock   $14,336,987  $37,583,475
                                       -----------  -----------






































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





                                                                      SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned hereunto duly authorized.





                                    TANDY EMPLOYEES
                                    SUPPLEMENTAL STOCK PROGRAM






                                by /s/ J. BRADLEY
                                  -----------------------------
                                  J. Bradley
                                  Administrative Committee Member




                                by /s/ D. JOHNSON
                                  -----------------------------
                                  D. Johnson
                                  Administrative Committee Member




                                by /s/ F. SPINELLI
                                  -----------------------------
                                  F. Spinelli
                                  Administrative Committee Member





Date June 7, 2001
     ------------














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                                                               Index to Exhibits



Exhibit                   Description                Page
Number                    of Exhibit                Number

  23                       Consent of                 14
                           Independent
                           Accountant











































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                                                          CURTIS B MORRISON, CPA
                                                        5819 Chimney Wood Circle
                                                         Fort Worth, Texas 76112
                                                                   (817)429-3878





                                               EXHIBIT 23






                                          CONSENT OF INDEPENDENT ACCOUNTANT
                                          ---------------------------------


  I consent to the incorporation of my report dated December 31,

2000, accompanying the financial statements included in this annual report on Form 11-K, in the prospectus forming part of

Tandy Corporation's (now RadioShack Corporation) registration statement on Form S-8 for its Tandy Employees Supplemental Stock
Program.






                                     /s/ CURTIS B. MORRISON
                                     ------------------------
                                     CURTIS B. MORRISON, CPA

Fort Worth, Texas

April 25, 2001









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